February 1, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Filings, Information & Consumer Services

RE:	RidgeWorth Funds (the “Registrant”)

File Nos. 033-45671; 811-06557

Post-Effective Amendment No. 110

Ladies and Gentlemen:

We hereby submit for filing pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 110 under the Securities Act and Amendment No. 112 under the Investment Company Act of 1940, as amended, to the Registrant’s registration statement on Form N-1A (the “Amendment”).

The purpose of the Amendment is to register a new share class (“T Shares”) and add intermediary specific sales charge information for RidgeWorth International Equity Fund (the “Fund”), a series of the Registrant. Registrant respectfully requests selective review of disclosure relating to the Fund’s T Shares and sales charge variations and notes that it is expected that both T Shares and the sales charge variations will be implemented for additional series of the Registrant. With the exception of the T Shares and sales charge variation disclosure, disclosure in the Fund’s prospectus and statement of additional information (“SAI”) has already been reviewed by the Staff of the SEC pursuant to a Rule 485(a) filing on July 20, 2016 (Accession No. 0001193125-16-652121) (“PEA No. 106”). Staff comments received by the Registrant regarding PEA No. 106 were incorporated into a Rule 485(a) filing made on July 28, 2016 (Accession No. 0001193125-16-661867). To assist the Staff in its review, please note that the sections of the prospectus that contain the principal disclosure regarding T Shares, or sales charge variations, are Fees and Expenses of the Fund; Purchasing, Selling and Exchanging Fund Shares; Distribution of Fund Shares; Shareholder Servicing Plans; and Appendix A – Intermediary Sales Charge Discounts and Waivers. The section of the SAI that contains the principal disclosure regarding T Shares is The Distributor.

If you should have any questions relating to the Amendment, please contact me at 617-662-7193.

Sincerely,

/s/ Karen Jacoppo-Wood

Karen Jacoppo-Wood

Vice President and Managing Counsel

cc:	Ms. Julia Short
Magda	El Guindi-Rosenbaum, Esq.